UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT
PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2019

YouNow, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-11018

Delaware	45-1775277
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

161 Bowery Street, 6th Floor New York, New York	10002
(Address of principal executive offices)	(Zip Code)

(302) 658-7581
Registrant’s telephone number, including area code

Props Tokens
(Title of each class of securities issued pursuant to Regulation A)

Item 2.    Other Information
YouNow, Inc. Publication
On October 9, 2019, YouNow, Inc. (the “Company”) published a case study to its website which included certain non-GAAP forward-looking revenue and engagement related measures on the usage of its social media application (the “YouNow App”) since qualification of the Company’s Regulation A offering statement in July 12, 2019.
A copy of the Company’s publication is attached as an exhibit to this Form 1-SA.
Safe Harbor Statement
This Form 1-SA and the items discussed herein contain forward-looking statements as that term is defined under the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, dated July 12, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 3.    Financial Statements

Financial Statements

YOUNOW, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018

	June 30, 2019	December 31, 2018
	Unaudited
ASSETS
Current assets:
Cash (Note 2)	$3,366,737	$7,181,920
Accounts receivable, net (Notes 2 and 15)	506,202	527,981
Prepaid expenses and other assets (Note 2)	1,424,758	2,040,733
Total current assets:	5,297,697	9,750,634
Non-current assets:
Property and equipment, net (Notes 2 and 4)	121,353	153,800
Intangible assets (Notes 2 and 5)	1,992,959	2,150,031
Total non-current assets:	2,114,312	2,303,831
Total assets	$7,412,009	$12,054,465
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$3,036,689	$2,026,422
Notes payable (Note 8)	—	738,678
Token delivery obligations (Notes 2 and 7)	4,296,321	20,619,136
Deferred rent payable (Note 13)	81,530	81,530
Total current liabilities:	7,414,540	23,465,766
Commitments and contingencies (Notes 2 and 14)
Stockholders’ deficit:
6% Convertible preferred stock, $0.001 par value - 0 shares and 22,267,532 shares authorized as of June 30, 2019 and December 31, 2018, respectively; 0 and 22,151,167 shares issued and outstanding (Note 9)	—	22,151
Common stock, $0.001 par value - 139,189,499 shares and 34,118,794 shares authorized as of June 30, 2019 and December 31, 2018, respectively; 98,306,607 and 7,285,712 issued; 92,854,286 and 6,044,768 shares outstanding (Note 9)	92,853	6,044
Additional paid in capital	35,449,140	35,189,735
Accumulated other comprehensive income	8,390	8,390
Deficit	(42,733,611)	(42,733,611)
Net income	11,084,707	—
Treasury stock	(3,904,010)	(3,904,010)
Total stockholders' deficit	$(2,531)	$(11,411,301)
Total liabilities and shareholders' deficit	$7,412,009	$12,054,465
The accompanying notes are an integral part of these Consolidated Financial Statements.

YOU NOW, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	June 30, 2019	June 30, 2018
	Unaudited
Revenue:
Digital goods (Notes 2 and 15)	$3,144,909	$7,349,158
Advertising and other	—	1,482
Total revenue	3,144,909	7,350,640
Operating expenses:
Cost of revenue	1,846,678	4,481,166
Research and development	2,718,624	2,696,524
Sales and marketing	985,160	1,716,614
General and administrative	2,499,969	2,494,736
Total operating expenses	8,050,431	11,389,041
Loss from operations	(4,905,522)	(4,038,401)
Other income:
Gain from the sale of SAFTs (Note 7)	16,725,015	—
Gain from the sale of DPAs (Note 8)	690,833	—
Gain from the distribution of tokens to advisors	828,327	—
Rental income (Note 13)	80,000	—
Interest and other	24,297	1,509
Gain on liquidation of digital currencies	—	154,673
Total other income	18,348,472	156,182
Other expenses:
Impairment of digital currencies	—	(1,367,950)
Loss on the sale of fixed assets	(302)	—
Advisor token expense	(828,327)	—
Token offering expense (Note 7)	(1,473,474)	(508,762)
Interest expense (Notes 6 and 8)	—	(45,270)
Total other expenses	(2,302,102)	(1,921,982)
Gain before provision for income taxes	11,140,848	(5,804,201)
Provision for income taxes (Notes 2 and 3)	56,141	32,624
Net income (loss)	$11,084,707	$(5,836,825)
Other comprehensive income (loss)
Foreign currency translation adjustments (Note 2)	—	—
Comprehensive income (loss)	$11,084,707	$(5,836,825)
The accompanying notes are an integral part of these Consolidated Financial Statements.

YOUNOW, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2018 (UNAUDITED)

	Convertible preferred stock		Common stock		Treasury stock		Additional paid-in capital	Deficit	Noncontrolling interests	Accumulated other comprehensive income	Total Stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Beginning, January 1, 2018 (Audited)	22,151,167	$22,151	6,044,768	$6,044	$(1,240,944)	$(3,904,010)	$34,928,860	$(28,828,825)	$—	$3,402	$2,227,622
Stock-based compensation expense	—	—	—	—	—	—	132,339	—	—	—	132,339
Net loss	—	—	—	—	—	—	—	(5,836,825)	—	—	(5,836,825)
Ending, June 30, 2018 (Unaudited)	22,151,167	$22,151	6,044,768	$6,044	(1,240,944)	$(3,904,010)	$35,061,199	$(34,665,650)	$—	$3,402	$(3,476,864)
Stock-based compensation expense	—	—	—	—	—	—	128,536	—	—	—	128,536
Net loss	—	—	—	—	—	—	—	(8,058,351)	(9,610)	—	(8,067,961)
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	(9,610)	9,610	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—	4,988	4,988
Beginning, January 1, 2019 (Audited)	22,151,167	$22,151	6,044,768	$6,044	(1,240,944)	$(3,904,010)	$35,189,735	$(42,733,611)	$—	$8,390	$(11,411,301)
Conversion of preferred to common stock (Note 9)	(22,151,167)	(22,151)	—	—	—	—	22,151	—	—	—	—
Issuance of common stock	—	—	(86,785,574)	86,785	—	—	(86,785)	—	—	—	—
Exercise of stock options	—	—	—	24	—	—	5,016	—	—	—	5,040
Stock-based compensation expense	—	—	—	—	—	—	319,023	—	—	—	319,023
Net income	—	—	—	—	—	—	—	11,084,707	—	—	11,084,707
Ending, June 30, 2019 (Unaudited)	—	$—	92,830,342	$92,853	(1,240,944)	$(3,904,010)	$35,449,140	$(31,648,904)	$—	$8,390	$(2,531)
The accompanying notes are an integral part of these Consolidated Financial Statements.

YOUNOW, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

	June 30, 2019	June 30, 2018
	Unaudited
Cash flows from operating activities
Net income (loss)	$11,084,707	$(5,836,825)
Adjustments to reconcile net income (loss to net cash used in operating activities)
Depreciation and amortization	185,654	80,927
Stock compensation expense	324,039	132,339
Impairment of digital currencies	—	1,367,950
Proceeds from the liquidation of digital currencies	—	2,045,150
Gain on the liquidation of digital currencies	—	(154,673)
Changes in operating assets and liabilities
(Increase)/decrease in accounts receivable	21,779	(8,538)
Decrease in prepaid expense and other assets	615,975	1,837,739
Increase/(decrease) in accounts payable and accrued expenses	1,010,267	(1,778,413)
Decrease in token obligations	(16,322,815)	(2,365,755)
Net cash used in operating activities	(3,080,394)	(4,680,099)
Cash flows from investing activities
Sale/(purchase) of property and equipment	3,865	(11,347)
Net cash provided by/(used in) investing activities	3,865	(11,347)
Cash flows from financing activities
Principal payments on loan payable, net	—	(2,500,000)
Principal payments on notes payable, net	(738,678)	(238,735)
Proceeds from exercise of stock options	24	—
Net cash used in financing activities	(738,654)	(2,738,735)
Net change in cash	(3,815,183)	(7,430,182)
Cash at beginning of period	7,181,920	20,055,975
Cash at end of period	$3,366,737	$12,625,793
Supplemental disclosure for cash flow information
Cash paid for interest	$—	$13,899
Cash paid for income taxes	$56,141	$32,624
The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(Note 1) Organization:
YouNow, Inc., a Delaware Corporation, was incorporated on April 18, 2011 under the name Bnow. Inc. On November 19, 2012, the name was changed to YouNow, Inc. YouNow Inc.’s wholly-owned subsidiaries include YouNow Research and Development Ltd, an Israeli company, incorporated on September 29, 2014; SwitchRTC Ltd, an Israeli company acquired on December 24, 2017; YouNow Services, LLC, a Delaware company formed on December 4, 2017, majority owned by YouNow, Inc. until December 5, 2018 when YouNow Inc. acquired its remaining membership interest; and The Props Foundation Public Benefit Corporation, a Delaware company incorporated on September 20, 2018, collectively referred to as the “Company”.
The Company was incorporated to provide live video streaming service to broadcasters through the Company's website and on mobile platforms such as Apple's IOS and Google's Android operating systems. The Company generates revenue through the sale of digital goods purchased by users to support the Company's broadcasters and through advertising sales. The Company is based in New York, New York and has two international offices in Israel.
In November 2017, the Company launched a token pre-sale offering of rights to acquire Props, the Company’s Ethereum-based ERC-20 token that powers social participation in digital media in the Props Network. Props are hosted on the Ethereum blockchain and serve as the base token for application within the ecosystem, granting users access to features and content, ability to promote content and signal status within the community.
(Note 2) Summary of Significant Accounting Policies:

(A)	Basis of Presentation and Consolidation
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements for the six months ended June 30, 2019 and 2018 include the accounts of YouNow, Inc. and its wholly-owned subsidiaries as defined in Note 1. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.
Noncontrolling interests in the consolidated subsidiaries represents the amount of deficit and profit (loss) allocated to third party members of the subsidiaries.

(B)	Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from the estimates that were used.

(C)	Revenue Recognition
The Company derives revenue from the sale of digital goods purchased by users to support the Company's broadcasters and through advertising services. The revenue is split between the Company and popular broadcasters based on an agreed upon arrangement. The digital goods are available for purchase through the Company's website, PayPal, Braintree, or through apps, such as Apple iTunes and Google Play. The Company recognizes revenue at the time of the sale of digital goods since Management estimates the digital goods are materially consumed within 2 days after the initial purchase.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(D)	Token Development Agreements
The Company has entered into token development agreements under Simple Agreements for Future Tokens (“SAFTs”) as discussed in Note 7. The Company accounts for its token development agreements as research and development arrangements under Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 730-20, Research and Development Arrangements. The Company believes that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of YouNow’s platform and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the Props Live Video App; and building Props-specific exclusive features in the Props Live Video App.
Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that are refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date as discussed in Note 7. If the SAFT terminates pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount is refundable. As a result, this liability was recorded as token development obligations on the Company’s consolidated balance sheets as of December 31, 2018. At all times prior to the issuance of the Props tokens pursuant to the SAFTs, the Company has recorded a liability equal to its repayment obligations.
The Company has concluded that upon delivery of the Props tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT holders under the SAFTs. The Company released vested Props tokens to SAFT purchasers on March 4, 2019, as discussed in Note 18. While the Company will continue to develop the functionality of the platform, it does not consider other activities associated with the Props network to be part of the Company’s research and development services under the SAFTs, and it will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props tokens issued, or with respect to any refunds. The Company offset the token development obligation liability and recognized a Gain from the Sale of SAFTs within other income in the Company’s consolidated statements of operations and comprehensive loss. Further, upon the Company fulfilling its contractual obligations under the SAFT by delivery of the tokens to the purchaser’s electronic wallet, the Company has no intention of refunding the SAFT purchase amount under any circumstances. As a result, the Company believes there are no surrounding conditions under which they would repay any of the SAFT purchase amounts.
Total research and development expenses incurred under the token development arrangements are included in research and development in the Company’s consolidated statements of operations and comprehensive loss for the six months ended June 30, 2018.

(E)	Cash
The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and on demand deposits with financial institutions. The Company maintains cash in several bank depository accounts, which at times may exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(F)	Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are stated net of an allowance for doubtful accounts and consist of sales of digital goods with payment terms ranging from 1 to 73 days after the transaction’s settlement date. Management periodically evaluates the collectability of receivables based on the age of the balance and the creditworthiness of the customer. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. Management has determined that no allowance for doubtful accounts are necessary as of June 30, 2019 and December 31, 2018. The aging of the Company’s outstanding receivables as of June 30, 2019 and December 31, 2018 are as follows.

	June 30, 2019	December 31, 2018
0-30 days	$506,202	$520,043
31-60 days	—	7,938
61-90 days	—	—
Greater than 90 days	—	—
Total accounts receivable, net	$506,202	$527,981

(G)	Prepaid Expenses and Other Assets
The Company recognizes expenses in the period incurred. Payments made prior to the expense being incurred are recognized as prepaid expenses.
Other assets represent amounts due from certain financial intermediaries and security deposits.

(H)	Property and Equipment
Property and equipment is recorded at cost less accumulated depreciation. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets. The estimated useful life of leasehold improvements is the term of the respective lease, office and computer equipment 3 years, and furniture, fixtures and equipment are 8 years.

(I)	Intangible Assets Other Than Goodwill

(a)
The Company capitalizes and amortizes intangible assets other than goodwill over their estimated useful lives unless such lives are indefinite. Intangible assets other than goodwill acquired separately from third parties are capitalized at cost while such assets acquired as part of a business combination are capitalized at their acquisition-date fair value. Intangible assets other than goodwill are amortized using the straight-line method of amortization over their useful lives, with the exception of certain intangibles, such as acquired technology, which is amortized using an accelerated method of amortization based on projected future cash flows. Based on management’s estimates and assumptions, it has determined that a 10-year life is reasonable and appropriate for this type of technology. These assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Based on this analysis, it was determined that the fair value was in excess of the carrying value and as a result not impaired.

Please refer to Note 5 for additional information about intangible assets.

(b)
Digital assets such as Bitcoin and Ethereum are digital currencies considered cryptocurrencies that are not fiat currencies (i.e. a currency that is backed by a central bank or a national, supra- national or quasi-national organization) and are not backed by hard assets or other credits. Digital currencies are not financial

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

assets because they are not an ownership interest in a company, or a contract establishing a right or obligation to deliver or receive cash or another financial instrument. Since they lack physical substance, digital currencies are generally considered intangible assets. The current guidance in U.S. GAAP does not directly address the accounting for cryptocurrencies.
During 2017, the Company received two types of digital currencies, Bitcoins and Ethereum related to its token offering (See Notes 7 and 8). The Company obtains the equivalency rate of Bitcoins and Ethereum to USD based on a blended weighted average global exchange rate from public exchanges such as Coinbase.
The Company records its digital currencies as indefinite-lived intangible assets under ASC 350, Intangibles–Goodwill and Other. The intangible assets are recorded at cost and tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. A decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that the digital currencies are impaired. As of June 30, 2019, the Company’s unadjusted cost basis before impairment adjustments in its digital currencies was $2,091,898, and the adjusted cost basis was $399,979. As of December 31, 2018, the unadjusted cost basis before impairment adjustments in its digital currencies was $2,091,898, and the adjusted cost basis was $399,979. During the six months ended June 30, 2019 and 2018 the Company recognized an impairment loss of $0, and $1,367,950, respectively. In addition, for the year ended December 31, 2018, the Company recognized an impairment loss of $1,691,919 on its digital currencies.

(J)	Income Taxes
The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.
The Company records a valuation allowance to reduce deferred tax assets to the net amount that they estimate will be realized in future periods. The Company considers all expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.
The Company also incurs certain state minimum taxes and local income taxes.

(K)	Stock-Based Compensation
Under ASC 718, Compensation - Stock Compensation, the Company recognizes all employee stock-based compensation as an expense in the accompanying consolidated statement of operations and comprehensive loss. Estimated fair value of stock-based compensation awards are measured at the grant date using the Black-Scholes option pricing model. The Company records stock-based compensation expense on a ratable basis over the vesting term.
For stock options issued to non-employees, including consultants, the Company records expenses related to stock options equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period and recognized as an expense over the period the services are received.
Stock-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that the Company expects to vest. The Company estimates forfeitures based

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. The Company revises estimated forfeiture rate if actual forfeitures differ from initial estimates.

(L)	Research and Development
Research and development expenses are charged to operations as incurred. For the six months ended June 30, 2019 and 2018, the Company expensed $2,718,624 and $2,696,524, respectively, in research and development costs.

(M)	Cost of Revenue
Costs of revenue are expensed as incurred and consist of individually agreed upon broadcaster revenue sharing fees of $1,526,877 and $3,779,071 for the six months ended June 30, 2019 and 2018, respectively, and variable hosting and bandwidth costs of $319,801 and $702,095 for the six months ended June 30, 2019 and 2018, respectively.

(N)	Sales and Marketing
Sales and marketing costs are expensed as incurred and consist of marketing, public relations and talent management costs. For the six months ended June 30, 2019 and 2018, the Company expensed $985,160 and $1,716,614, respectively, in total sales and marketing costs.

(O)	Advertising Costs
Advertising costs are expensed as incurred. For the six months ended June 30, 2019 and 2018, the Company expensed $97,584 and $87,569, respectively in advertising costs, which is included in Sales and Marketing on the consolidated statements of operations and comprehensive loss.

(P)	Foreign Currency Translation
The functional currency of the Subsidiaries are the local currency in which the Subsidiaries operate in. Since the U.S. dollar is not the functional currency of all of its Subsidiaries, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), in the consolidated statement of operations and comprehensive loss. For its foreign subsidiaries where the functional currencies are the local currencies, the Company uses the period-end exchange rates to translate assets and liabilities, and the average exchange rates to translate revenues and expenses into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive income as a component of stockholders’ equity. For the six months ending June 30, 2019 and 2018 there was no adjustment for foreign currency translation.

(Q)	Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity as disclosed in Note 14.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(R)	Reclassifications
Certain reclassifications have been made to the 2018 consolidated financial statement presentation to correspond to the current year’s format. Total stockholders’ equity (deficit) and net loss are unchanged due to these reclassifications.

(S)	Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC (Topic 605) - Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.
In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018. Early adoption is permitted. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures, including, but not limited to a review of accounting policies, internal controls and processes. The Company has adopted the new standard effective January 1, 2019.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases on its balance sheet. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company will continue to evaluate the impact of this new standard on its financial reporting and disclosures.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not believe the adoption of ASU 2016-15 will have a material impact on its financial position, results of operations or cash flows.
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not believe the adoption of ASU 2015-17 will have a material impact on its financial position, results of operations or cash flows.
In June 2018, the FASB issued ASU 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to non-employees with the guidance applicable to grants to employees. Under the new standard, equity classified share-based payment awards issued to nonemployees will be measured on the grant date, instead of the current requirement to remeasure the awards through the performance completion date. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company will continue to evaluate the impact of this new standard on its financial reporting and disclosure.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

Management does not believe that any other recently issued, but not yet effective accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
(Note 3) Income Taxes:
The accompanying consolidated financial statements include a provision for income taxes. Currently, the Company has an available net operating loss carryforward for federal and state tax of approximately $41 million, which expires between 2031 and 2038. Based on the Company's assessment of future taxable income, a portion of the net operating loss carryforward is likely to be utilized in 2019. The deferred tax asset related to this net operating loss carryforward has been fully offset by a valuation allowance. Management has determined that the Company had no uncertain tax positions that would require disclosure in the consolidated financial statements.
As of June 30, 2019, the tax years that remain subject to examination by federal and state jurisdictions under their respective statutes of limitations is from the tax year ended December 31, 2015 forward (with limited exceptions).
(Note 4) Property and Equipment:
As of June 30, 2019 and December 31, 2018, property and equipment consist of the following:

	June 30, 2019	December 31, 2018
Office and computer equipment	$220,865	$217,507
Furniture and fixtures	118,702	125,925
	339,567	343,432

Accumulated depreciation	(218,214)	(189,632)
Total property and equipment, net	$121,353	$153,800
Depreciation expense charged to operations was $31,257 and $41,101 during the six months ended June 30, 2019, and 2018, respectively. During the six months ended June 30, 2019, the Company sold furniture and fixtures to third parties for $4,246 and recognized losses on the sales of $302. During the six months ended June 30, 2018, the Company sold furniture and fixtures to a third party for $11,477 and recognized a net gain on sale of $852. In addition, depreciation expense charged to operations was $66,658 for the year ended December 31, 2018.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(Note 5) Intangible Assets:
As of June 30, 2019 and December 31, 2018, the Company’s intangible assets are as follows:

	June 30, 2019	December 31, 2018
Developed technology (useful life 10 years)	$1,946,599	$1,946,599
Intellectual property	31,468	116,468
Total intangible assets before digital currencies	1,978,067	2,063,067
Accumulated amortization	(385,087)	(313,015)
Total intangible assets before digital currencies, net	1,592,980	1,750,052

Digital currencies
Bitcoin	384,191	384,191
Ethereum	15,788	15,788
Total digital currencies	399,979	399,979
Total intangible assets, net	$1,992,959	$2,150,031
On December 4, 2017, the Company acquired the developed technology as discussed in Note 12 and commenced amortization using an accelerated method based on projected future cash flows. Amortization expense charged to operations was $155,498 and $118,688 during the six months ended June 30, 2019 and 2018, respectively. The net carrying value of the developed technology acquired from switch RTC is $1,563,086 as of June 30, 2019.
During the six months ended June 30, 2019, the Company did not purchase or sell any digital currencies. During the six months ended June 30, 2018 the Company liquidated 3,600 Ethereum tokens resulting in total proceeds of $2,045,150 resulting in a net gain of $154,673.
During the six months ended June 30, 2019, the fair market value of the Company’s digital currencies on hand was in excess of its adjusted book value and no impairment losses were recognized during this period.
As of June 30, 2019, the Company intends on holding its digital currencies until there is a cash need or if the value of the digital currency increases significantly.
On March 4, 2019, the Company created 600,000,000 Props Tokens which are classified as intangible assets on the balance sheet with zero carrying value. An additional 400,000,000 Props tokens will be created as part of the Protocol Reward Engine daily app rewards and validator rewards. As of June 30, 2019, the Company has distributed 200,174,248 Props Tokens to third party wallets or smart contracts, and is holding 399,825,752 Props Tokens.
On October 24, 2018, the Company acquired the rights to the YouNow logo font during 2018 from a third party for $31,468 and the license will be amortized over 10 years.
(Note 6) Line of Credit:
On February 26, 2016, the Company entered into a Loan and Security Agreement ("Agreement") with Comerica Bank ("Bank"). The Agreement provides for advances of up to $5 million with each advance having a minimum requirement of $500,000. All unpaid principal outstanding as of August 26, 2017 is payable in 24 equal monthly installments of principal and accrued interest commencing September 1, 2017, until August 26, 2019, the maturity date, when all outstanding principal and accrued interest is due. The loan requires monthly interest on the unpaid principal amount at a rate established by the Bank plus 1.50% per annum, in which the Bank rate in no event will be lower than

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

the Daily Adjusting Libor Rate (as defined) plus 2.50% per annum. During 2017, the Bank advanced the Company $3,000,000.
The loan was secured by all personal property and all rights to payment from the sale, licensing, or disposition of intellectual property of the Company. As part of the Agreement, the Company was required to maintain operating accounts and depository investment accounts with the Bank.
The loan was repaid in full on January 4, 2018.
The Company adopted authoritative guidance on the presentation of debt issuance costs and related amortization. Debt issuance costs are reported on the accompanying consolidated balance sheet as a direct deduction from the outstanding principal balance of the debt obligation.
Finance costs include the costs incurred in connection with obtaining the loan. Finance costs are amortized using the straight-line method over the term of the loan and recorded to interest expense. In the six months ended June 30, 2019 and 2018, amortization of finance costs included in interest expense was $0 and $7,134, respectively. Accumulated amortization of finance costs for the six months ended June 30, 2019 and 2018 was $0 and $14,981, respectively.
For the six months ended June 30, 2019 and 2018, interest expense, including amortization of finance costs was $0 and $7,926, respectively.
Additionally, the Company has outstanding warrants with the Bank to acquire up to 15,893 shares of common stock with a strike price of $3.146. The outstanding warrants were issued on February 26, 2016 and expire on February 26, 2026. There is no vesting period. The warrants have a life of 10 years. The fair market value of the warrants is calculated using the Black-Sholes model and resulted in a fair value of $6,412. The fair value of the warrant was recorded as deferred finance costs and amortized as interest expense on a straight-line basis over the term of the Agreement.
(Note 7) Token Delivery Obligations:
In November 2017, the Company launched a token pre-sale offering to raise cash and digital currency in exchange for the rights to acquire, if issued by the Company in the future, Props, the Company’s Ethereum-based ERC-20 token, through a Simple Agreement for Future Tokens (the “SAFT”) with unaffiliated accredited purchasers. As described in Note 2, the Company accounts for SAFTs as research and development arrangements under ASC 730-20.
In accordance with the SAFTs, the purchasers were issued rights to purchase a specific quantity of Props tokens equal to $22,975,679 during the token and network launch event. The SAFTs would terminate with the earlier of 1) the issuance of tokens to purchasers 2) the repayment to purchasers in a dissolution event (as defined) or 3) 90 days from the day the SAFTs were entered. The purchasers are not entitled to vote or receive dividends from the Company. The SAFTs are classified as current liabilities on the consolidated balance sheet.
On March 4, 2018, the SAFTs were amended to extend the termination date to twelve months after the SAFT’s effective date (as defined) and also provided purchasers the rights to additional bonus tokens as a result of the extension. The amendment also offered SAFT purchasers an option for a full refund of the pre-sale offering of the Props tokens. During the six months ended June 30, 2018, the Company refunded $2,356,543 in U.S. dollars to SAFT purchasers. During the six months ended June 30, 2019, the company cancelled 123,613 Props Tokens valued at $10,000 in connection with an investors request to cancel a portion of their investment.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The payments received from the SAFTs were designated in U.S. dollars. Payments were accepted in U.S. dollars and the digital currencies Bitcoins and Ethereum as follows:

In USD
U.S. dollars	$6,175,237
Bitcoins	1,748,433
Ethereum	15,052,009
Total	$22,975,679
Payments in Bitcoins and Ethereum were valued in U.S. dollars determined by a conversion rate based on a blended weighted average of global exchange prices.
On March 4th 2019, the Company issued Props tokens to SAFT purchasers and recognized a Gain from the Sale of SAFTs within other income in the Company’s consolidated statements of operations and comprehensive loss of $16,725,015 under ASC 730-20. On May 10th, 2019, YouNow entered into an agreement with Peerstream, Inc. (“Peerstream”), a third-party app developer to facilitate the integration of two of their apps into the Props Network in exchange for the right to receive 3,000,000 Props Tokens. As a result, the Company has recognized a token delivery obligation of $410,700 as of June 30, 2019.
As of June 30, 2019 and December 31, 2018, total outstanding token delivery obligations, net of refunds on the consolidated balance sheets were $4,296,321 and $20,619,136, respectively. The remaining token obligations as of June 30, 2019 are as follows:

	Token Delivery Obligation Balance December 31, 2018	Adjustments	Token Delivery Obligation Balance After Adjustments	Additional Grants	Tokens Delivered	Remaining Delivery Obligation June 30, 2019
# of Tokens	$188,581,746	$(108,548)	$188,473,198	3,000,000	(145,853,184)	45,620,014
$ Value	$20,619,136	$(8,500)	$20,610,636	410,700	(16,725,015)	4,296,321
The token obligations as of June 30, 2019 and December 31, 2018 breakdown by vesting term as follows:

Vesting term	Discount %	Un-discounted Price per Token	Discounted Price per Token	Remaining Token Delivery, net June 30, 2019	Remaining Delivery Obligation, net June 30, 2019
0 days	0%	$0.1369	$0.1369	—	$—
90 days	15%	$0.1369	$0.1164	—	$—
270 days	25%	$0.1369	$0.1027	1,809,938	$168,946
365 days	20%	$0.1369	$0.1095	25,241,929	$2,625,252
455 days	35%	$0.1369	$0.0890	18,568,147	$1,502,123
Total				45,620,014	$4,296,321

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

Vesting Term	Discount %	Un-discounted Price per Token	Discounted Price per Token	Number of Tokens Purchased Under SAFTs, net 2018	10% Bonus Tokens Granted 2018	Tokens Purchased and Granted After Bonus 2018	Proceeds from Sale of Tokens Under SAFTs, net 2018
0 days	0%	$0.1369	$0.1369	85,601,373	8,560,137	94,161,510	$11,719,171
90 days	15%	$0.1369	$0.1164	16,246,531	1,624,653	17,871,184	1,890,583
270 days	25%	$0.1369	$0.1027	3,653,434	365,343	4,018,777	375,127
365 days	20%	$0.1369	$0.1095	37,335,882	3,733,588	41,069,470	4,089,145
455 days	35%	$0.1369	$0.0890	28,600,732	2,860,073	31,460,805	2,545,110
Total				171,437,952	17,143,794	188,581,746	$20,619,136
During the six months ended June 30, 2019 and 2018 the Company incurred $1,473,474 and $508,762, respectively, of costs associated with the token offering and securities filing.
(Note 8) Notes Payable:
In December 2017, the Company entered into Debt Payable by Assets (the “DPA”) agreements, with various unaffiliated Lenders for a borrowing of $952,742. During 2018, the Company entered into DPA agreements for an additional borrowing of $117,258. In accordance with the DPA agreements, repayments may be made in the forms of Props tokens or cash contingent upon the Company’s ownership control of the tokens. The number of Props tokens issued pursuant to the DPA agreements is determined by the loan amount divided by $0.1369, the undiscounted price per token. Repayment in Props tokens will incur interest of 20% during the first two years of the loan. The value of the tokens with respect to any partial or full satisfaction of the DPA agreements will be based on an undiscounted price equal to the price offered to the general public on the first public sale of the tokens on an established decentralized blockchain. Repayment in cash prior to the second anniversary of the loan will incur no interest. Repayment in cash after the second anniversary of the loan will incur interest of 1.5% per annum. The loan matures on the third anniversary of the DPA agreement. The Lenders are not entitled to vote or receive dividends from the Company.
In March 2018, the Company offered the Lenders an option of a cash payment in rescission of their DPA loans or alternatively, an incremental 10% bonus on the number of Props tokens each Lender was entitled to receive in aggregate pursuant to the terms of the DPA agreements. During the six months ended June 30, 2019 and 2018, the Company repaid $39,116 and $330,122, respectively to Lenders in U.S. dollars.
As of June 30, 2019 all of the Props tokens related to the DPA’s have been issued and delivered or will be delivered pending the receipt of the wallet address from the DPA holder. As of December 31, 2018, the Company had reserved 7,122,181 tokens to be utilized for repayment of the outstanding DPAs of $738,678.
(Note 9) Stockholders’ Equity (Deficit):
On April 18, 2011, the Certificate of Incorporation authorized 5 million shares of common stock with $0.001 par value. On June 9, 2011, the Restated Certificate of Incorporation authorized 13 million shares of common stock with $0.001 par value and 3 million shares of Series A convertible preferred stock with $0.001 par value. The Certificate of Incorporation was amended and restated on March 12, 2012, July 29, 2014, July 23, 2015, August 12, 2015 and August 1, 2018, which increased the number of authorized shares of common stock and Series A convertible preferred stock. Additionally, the amendments authorized the issuance of Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock. Series A, Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock are collectively referred to as “Convertible Preferred Stock” in the accompanying consolidated financial statements.
Further, On August 1, 2018, inclusive in the amended and restated Certificate of Incorporation, the Company increased the total number of authorized shares of common stock and Convertible Preferred Stock to 34,118,794 and

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

22,151,167, respectively. As of June 30, 2019 and December 31, 2018, 92,854,286 and 7,285,712 shares of common stock were issued and outstanding, respectively. As of June 30, 2019 and December 31, 2018, 0 and 22,151,167 shares of Convertible Preferred Stock were issued and outstanding.

•	In June 2011, the Company issued 2,423,955 shares of Series A convertible preferred stock at $0.391921 per share, resulting in total proceeds of $950,000.

•	In 2012, the Company issued 5,946,345 shares of Series A-1 convertible preferred stock at $0.694545 per share, resulting in total proceeds of $4,130,000.

•	In August 2013, the Company issued 2,752,010 shares of Series A-2 convertible preferred stock at $0.7461 per share, resulting in total proceeds of $2,053,275.

•	In July 2014, the Company issued 5,513,479 shares of Series B convertible preferred stock at $1.37844 per share, resulting in total proceeds of $7,600,000.

•	In 2015 and 2016, the Company issued a total of 5,515,378 shares of Series B-1 convertible preferred stock at $3.4955 per share, resulting in total proceeds of $19,279,000.
The shares of Convertible Preferred Stock are convertible into shares of common stock at the option of the convertible preferred stockholder, at any time, based on a conversion calculation equal to the respective original issue price of the Convertible Preferred Stock as of such date of determination, divided by the respective conversion price defined initially as the respective original issue price.
The convertible preferred stockholders are entitled to receive dividends if and when declared by the Company's Board of Directors. Convertible preferred stockholders receive dividends in preference over common stockholders. The holders of Convertible Preferred Stock must be distributed dividends on a pari passu, pro rata basis, in an amount equal to 6% of their respective original issue price per year, compounded annually from the respective original issue date. Once the dividends are distributed to convertible preferred stockholders, the remaining excess balance will be distributed to the holders of common stock and Convertible Preferred Stock on a pari passu basis based on the dividend declared by the Board of Directors.
In the event of dissolution of the Company, the convertible preferred stockholders will receive preferential payments and are entitled to the greater of the respective original issue price and any declared and unpaid dividends or an amount per share as would be payable had all shares of convertible preferred stock been converted to common stock prior to the liquidation. Only after the convertible preferred stockholders are paid will all remaining funds and assets be liquidated to common stockholders.
The proceeds from the sale of common stock and convertible preferred stock were used for working capital, inclusive of overhead, marketing, and product development.
Further, on April 5, 2019, the Company amended and restated their certificate of incorporation to provide that the total number of shares of all classes of stock which the Company has authority to issue is 139,189,499 shares, all of which shall be designated as common stock, par value $0.001 per share. Previously, the Company’s certificate of incorporation had provided for certain classes of preferred stock, which were all converted to common stock pursuant to a Preferred Stock Conversion Agreement (the “Conversion Agreement”), filed contemporaneously with the Company’s amended and restated certificate of incorporation.
Pursuant to the terms of the Conversion Agreement, all issued and outstanding preferred stock was converted into common stock at conversion ratios ranging from a 1:1 basis to a 1:8.9191 basis depending on the class of preferred stock as discussed in Note 9. The total shares of common stock converted under the Conversion Agreement was 86,785,574.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(Note 10) Noncontrolling Interests in Equity of Consolidated Subsidiary:
On December 5, 2018, the Company entered into a Transfer Agreement to acquire the remaining membership interests of YouNow Services, LLC held by a third party member. In connection with the agreement, a transfer of the third party member’s deficit of $9,610 was recognized.
(Note 11) Stock-Based Compensation:
In 2011, the Company adopted the 2011 Stock Option and Grant Plan (the "Plan") pursuant to which the Company's board of directors may grant stock options to employees, directors, and non-employees. During 2015, the Company adopted an addendum to the Plan to grant stock options to employees, directors, and non-employees of its subsidiaries. According to the Plan as of June 30, 2019 and December 31, 2018, the maximum number of shares of common stock that were authorized to be issued under the Plan were 46.1 million and 6.1 million, respectively
The stock options related to employees generally vest over four years with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years. The Company records stock-based compensation on a ratable basis over the vesting term.
Since the stock options of the Company are not publicly traded and the stock options are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the stock option is based on U.S. Treasury rates with respect to the expected term of the stock option. The stock-based compensation is recorded net of estimated forfeitures. The Company estimates the forfeiture rate based on historical forfeitures of stock-based awards and adjusts the rate to reflect changes in facts and circumstances, if any.
On April 3, 2019, the Company offered its employees the opportunity to reprice all outstanding stock options previously granted under the 2011 Plan (as discussed in Note 11) to an exercise price of $0.05. 3,346,356 shares of common stock related to previously granted stock options were subject to repricing. All shares of common stock that may have vested under tendered options were forfeited in connection with this effective repricing, as all shares of Common Stock were deemed unvested as of the dates of the new grants, which ranged from April 17, 2019 to April 22, 2019. These new grants constitute entirely new grants to purchase shares of the Company’s common stock. Furthermore, these new grants set forth different terms, including, without limitation, a new vesting schedule, new exercise periods post termination and a new expiration date.
The following table presents the weighted-average grant date fair value of stock options and the related assumptions used to estimate the fair value in the consolidated financial statements for the six months ended June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Expected terms (years)	5.42	6.16
Risk-free interest rates	2.39%	2.65%
Expected volatility	43.43%	47.73%
Dividend yield	0.00%	0.00%
Weighted-average estimated fair value of options granted during the year	$0.02	$0.11
As of June 30, 2019, total unrecognized stock-based compensation expense of $719,937 is expected to be recognized over a weighted-average recognition period of approximately 2.35 years.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2018, total unrecognized stock-based compensation expense of $539,051 is expected to be recognized over a weighted-average recognition period of approximately 3.06 years.
The following table shows stock options six months ended June 30, 2019 and the year ended December 31, 2018:

	Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Terms (in years)	Aggregate Intrinsic Value
Balance as of January 1, 2018	3,792,935	$0.43	7.05	$851,098

Granted	1,986,024	0.25
Exercised	—	—
Forfeited	(461,305)	0.33
Expired	(574,766)	0.40

Balance as of December 31, 2018	4,742,888	$0.37	7.37	$130,194

Granted	40,083,877	0.05
Exercised	24,000	0.21
Forfeited	(1,861,403)	0.26
Expired	(2,266,732)	0.42

Balance at June 30, 2019	40,722,630	$0.06	9.49	$7,430

As of June 30, 2019

Exercisable options	17,442,142	$0.06	9.23	$7,430
Vested and expected to vest	39,236,326	$0.07	9.10	$7,430
For the six months ended June 30, 2019 and 2018, the Company recognized stock-based compensation expense of $319,023 and $132,339, respectively.
(Note 12) Business Combinations:
On December 24, 2017, the Company entered into a Share Purchase Agreement (“SPA”) to acquire 100% of the outstanding common shares of SwitchRTC Ltd (“RTC”), an Israeli based company which provides solutions for real-time distribution of video to a large audience serving real-time, low-delay, interactive video CDN (WebRTC CDN) as well as large-scale multiparty video collaboration for B2B and B2C applications.
The Company purchased RTC for a stated purchase price of $2,000,000, which has been recognized as a business combination in accordance with ASC 805, Business Combinations. Under ASC 805, Management allocates the total identifiable tangible and intangible assets and liabilities based upon its estimated fair values at the date of acquisition. The determination of fair values of assets acquired and liabilities assumed requires management to make estimates and to use valuation techniques when market values are not readily available. Acquisition costs associated with business combinations are expensed as incurred.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The following table summarizes the estimated fair values of assets and liabilities acquired as of December 24, 2017 (acquisition date):

Cash paid at acquisition	$2,000,000
Total purchase price	$2,000,000

Allocation of purchase price:

Cash	$4,421
Prepaid expenses and other receivables	42,463
Property and equipment, net	9,208
Developed technology	1,946,599	(a)
Liabilities assumed	(2,691)

Total net assets acquired	$2,000,000
__________________

(a)
Developed technology consists of a proprietary state of the art video technology that improves video quality, reduces latency and technologically improves the video output capabilities with multiple to many video streams.

For the six months ended June 30, 2019 and 2018, the Company recognized $0 and $0 of costs, respectively, associated with the acquisition of RTC.
(Note 13) Operating Lease:

(A)
On September 18, 2015, the Company leased commercial office space under an operating sublease. The lease expired on December 30, 2017 and required monthly rental payments plus annual escalation charges. The Company was provided with two months of rent abatement when the lease was entered. The rent credit was amortized over the term of the lease. The Company recognized rent expense on a straight-line basis over the term of the lease.

On January 26, 2018, the Company leased commercial office space under an operating sublease. The lease expires on August 30, 2021 and requires monthly rental payments and annual escalation charges. The Company was provided with one and a half months of rent abatement upon entering the lease. The rent credit will be amortized over the term of the lease. The Company recognized rent expense on a straight-line basis over the term of the lease. In accordance with the sublease, the Company has the option to terminate the sublease subject to a termination payment.
On February 4, 2019, the Company entered into a Sublease Termination Agreement. In accordance with the agreement, the Company’s sublease dated January 26, 2018 will terminate on September 5, 2019. The Company is subject to a termination payment of $323,082 and future minimum rental payments of $610,830 through September 5, 2019, the date of termination. The Company adjusted the straight line rent expense to include the lease termination payment.
Rent expense charged to operations for the six months ended June 30, 2019 and 2018 was $807,316 and $353,806.78, respectively.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(B)
On February 1, 2019, The Company entered into a license agreement to sublet a portion of the leased office space. The agreement commenced on February 1, 2019 and expires on September 1, 2019. For the six months ended June 30, 2019 the Company recognized rental income of $80,000.

(Note 14) Commitments and Contingencies:

(A)	Litigation
From time-to-time, the Company is involved in legal actions and claims, which arise in the ordinary course of business. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.
On May 20, 2015, a former broadcaster filed a $10 million lawsuit against the Company with the Supreme Court of the State of New York. The plaintiff alleged the Company improperly terminated their broadcaster status due to an on-air altercation, which led to defamation, business disparagement, trade libel and breach of contract. The Company filed a motion to dismiss the action. On April 10, 2018, the Court granted the motion and dismissed the complaint with prejudice. The plaintiff has filed a notice of appeal challenging the dismissal. At this stage, it is not possible to predict the outcome of the appeal. The Company plans to defend the lawsuit vigorously.

(B)	Tokens
The Company has various agreements with unaffiliated individuals and companies who provide blockchain and marketing advisory services in exchange for Props tokens, if and when the Props tokens are issued. The Props tokens are generally subject to a vesting schedule ranging between zero and one year and timed to match the provision of the service. As of December 31, 2018, the Company reserved 37,646,937 tokens to be issued for the advisory services; no services under these arrangements had been rendered. As of June 30, 2019, the Company reserved 30,993,224.89 tokens to be issued for the advisory services. The Company has assigned an undiscounted value of $0.1369 per token. In accordance with ASC 720, Other Expenses, the Company will recognize the related expenses when incurred, which are deemed to occur at the date of issuance of Props tokens for the services provided. As of December 31, 2018, services under these agreements have not been rendered. During the six months ended June 30, 2019 the Company incurred $828,327 of advisor related expenses upon issuance of Props tokens for services rendered.
The tables below show the number of committed tokens, the aggregate value of committed tokens, the weighted average price per token and the total number of tokens outstanding as of June 30, 2019 and December 31, 2018:
As of June 30, 2019:

	Number of Tokens Committed	Aggregate Value of Committed Tokens	Weighted Average Price Per Token	Tokens Issued and Outstanding
SAFT	188,473,199	$20,610,636	$0.1094	185,146,578
DPAs	6,661,072	690,834	0.1037	5,311,240
Advisory	37,948,970	1,511,727	0.0398	9,716,429
Additional commitments and grants	16,500,000	2,258,850	0.1369	—
Total	249,583,241	$25,072,047	$0.1005	200,174,247

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

As of December 31, 2018:

	Number of Tokens Committed	Aggregate Value of Committed Tokens	Weighted Average Price Per Token	Tokens Issued and Outstanding
SAFT	188,581,746	$20,619,136	$0.1093	—
DPAs	7,122,181	738,678	0.1037	—
Advisory	37,646,937	5,154,016	0.1369	—
Total	233,350,864	$26,511,830	$0.1136	—
(Note 15) Concentration of Risk:
A significant portion of the Company's revenue was generated from users who accessed the Company's app through Apple iTunes and Google Play. As of June 30, 2019, 69.4% and 29.7% of the Company's accounts receivable were amounts due from Apple iTunes and Google Play, respectively. As of December 31, 2018, 54.2% and 44.3% of the Company's accounts receivable were amounts due from Apple iTunes and Google Play, respectively.
(Note 16) Risks and Uncertainties:

(A)	Digital Currencies
Digital currencies represent a material portion of the Company’s total assets and are subject to rapid increases and decreases in value and extreme price volatility, which could result in significant losses. Subsequent to the balance sheet date, the value of the digital currencies have fluctuated due to market conditions.

(B)	Unfulfilled Token Delivery Obligations
As of December 31, 2018, the Company had $21,357,814 of Props tokens, which were not issued. According to the amended SAFT agreements, if Props tokens are not issued within twelve months of March 4, 2018, the Company is required to issue the purchaser a full refund. On March 4, 2019, the Company distributed the vested Props tokens to all digital wallet confirmed SAFT purchasers.
As of June 30, 2019, the company had $4,296,321of unissued Props tokens.
(Note 17) Going Concern Uncertainty
The Company incurred losses from operations of approximately $4.9 million and also had operating cash outflows of approximately $3.1 million for the six months ended June 30, 2019. As of June 30, 2019, the Company had approximately $3.4 million of cash available.
The Company’s current rate of cash outflows described above raises substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements if no additional sources of capital are secured. The Company is currently working with various venture capital firms and cryptocurrency funds to secure additional capital through the sale of Props tokens and common stock in order to fund its future operations. However, there can be no assurance that the Company will be successful in achieving its objectives.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

YOUNOW INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(Note 18) Subsequent Events:
Management has evaluated subsequent events through October 2, 2019. Management is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements other than the following:

(A)
On July 11, 2019, the Securities and Exchange Commission qualified the Company’s offering statement to distribute Props Tokens in a public offering pursuant to Tier 2 of Regulation A. YouNow, Inc. has been qualified to offered and sell up to 133,000,000 Props Tokens in a Primary distribution that will reward users of its apps for in-app activities including contributing content and attention to those apps; as one-time discretionary grants to users of the Props Live Video App; or to reward administration of its own blockchain. Props PBC has been qualified to offer and sell up to 45,000,000 Props Tokens in a secondary distribution that it will grant to persons developing key apps or otherwise contributing to network development efforts.

(B)
On August 15, 2019, the Company leased commercial office space under an operating sublease. The lease expires on June 30, 2020 and requires monthly rental payments plus annual escalation charges. The Company was provided with two weeks of rent abatement when the lease was entered. The rent credit was amortized over the term of the lease.

Item 4.    Exhibits

Exhibit Number	Description
15.1	Case Study

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 9, 2019.

YOUNOW, INC.

By:	/s/ Adi Sideman
Name:	Adi Sideman
Title:	President and Chief Executive Officer
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Adi Sideman	President, Chief Executive Officer and Director (Principal Executive Officer)	October 9, 2019
Adi Sideman

/s/ Yonatan Sela	Chief Business Officer	October 9, 2019
Yonatan Sela

/s/ Alejandro Moreno-Paz	Vice President of Finance (Principal Accounting Officer and Principal Financial Officer)	October 9, 2019
Alejandro Moreno-Paz